INTERLINK ELECTRONICS, INC.
31248 Oak Crest Drive
Westlake Village, California 91361

February 17, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                 Bernard Nolan, Attorney Advisor

Re:                             Interlink Electronics, Inc.
Withdrawal of Registration Statement on Form 10-12B Filed on
December 14, 2015 and amended on January 20, 2016 and February 5, 2016
File No. 001-37659

Ladies and Gentlemen:

Interlink Electronics, Inc. (the “Company”) hereby requests that the Registration Statement on Form 10-12B, together with all exhibits thereto (File No. 001-37659), originally filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2015, and subsequently amended on January 20, 2016 and February 5, 2016 (as amended, the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of delays in the listing of its common stock on The NASDAQ Stock Market, LLC.  Following the withdrawal, the Company intends to file with the Commission a replacement Registration Statement on Form 10-12G, and to pursue registration of the Company’s common stock, $0.001 per value, under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to John McIlvery of Stubbs Alderton & Markiles, LLP, via email at jmcilvery@stubbsalderton.com or via facsimile at (818) 444-6302.

Should you have any questions regarding this request for withdrawal, please contact John McIlvery of Stubbs Alderton & Markiles, LLP by telephone at (818) 444-4502.

Very truly yours,

INTERLINK ELECTRONICS, INC.

By:	/s/ Tracy A. Kern
Tracy A. Kern
Chief Financial Officer

Cc:	John McIlvery
Stubbs Alderton & Markiles, LLP